SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

INTERNET GOLD-GOLDEN LINES LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

Internet Gold-Golden Lines Ltd.

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION

99.1	A convenience translation of a proposal received for the purchase of the Company's shares in B Communications Ltd. and the execution of an investment in B Communications Ltd. while executing an arrangement with the debenture holders. It is hereby clarified that the translation is provided for the convenience of investors only and does not constitute the official version. The official version was provided to the Company in Hebrew and published on the official reporting sites in Israel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

Date: April 8, 2019	By	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	A convenience translation of a proposal received for the purchase of the Company's shares in B Communications Ltd. and the execution of an investment in B Communications Ltd. while executing an arrangement with the debenture holders. It is hereby clarified that the translation is provided for the convenience of investors only and does not constitute the official version. The official version was provided to the Company in Hebrew and published on the official reporting sites in Israel.

3